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                                                                    EXHIBIT 99.1


                 [INTERNATIONAL URANIUM CORPORATION LETTERHEAD]

                                  NEWS RELEASE

                                CORPORATE UPDATE

April 6, 2000 (IUC - TSE) ... International Uranium Corporation (the "Company") announces the appointment of Mr. Ron F. Hochstein, P.Eng. as President and C.E.O. of International Uranium Corporation, effective as of April 6, 2000. Mr. Hochstein replaces Mr. Earl E. Hoellen who has resigned as President and C.E.O. to pursue other interests. Mr. Hoellen will remain a Director of the Company. Mr. Adolf H. Lundin has resigned as a Director of the Company and Mr. Hochstein has been appointed in his place. In addition, Mr. David C. Frydenlund, currently a Vice President and a Director of the Company, has been appointed C.F.O.

Mr. Hochstein has been a Vice President of IUC since October, 1999 and more recently C.O.O. Prior to joining IUC, Mr. Hochstein was Manager of Agra-Simons Mining Group operations in Toronto and before that, was with Noranda Inc. for 12 years in roles ranging from operations and property acquisition to project development. Mr. Hochstein has a B.Sc. in Mineral Engineering from the University of Alberta and an MBA from the University of British Columbia.

The Board of IUC would like to thank Mr. Hoellen for his valuable contribution to the Company. Mr. Hoellen achieved many notable successes for the Company since its inception in 1996 and has seen the Company through a difficult uranium/vanadium market. IUC wishes Mr. Hoellen all the best in his new endeavours.

IUC intends to continue to marshall its resources and concentrate its U.S. operations on the development of its alternate feed, uranium-bearing waste recycling business. IUC also owns a 70% interest and is the managing partner in the Gurvan Saihan joint venture, which holds significant uranium exploration properties and mineral deposits in Mongolia.

                             ON BEHALF OF THE BOARD

                                "Lukas H. Lundin"
                                    Chairman


For further information, please contact:
Sophia Shane, Corporate Development: (604) 689-7842